UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

 Month of November 2018

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.	Stock Exchange announcement dated 1 November 2018 entitled 'Total voting rights and issued capital'
2.	Stock Exchange announcement dated 1 November 2018 entitled 'Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
3.	Stock Exchange announcement dated 1 November 2018 entitled 'Transaction in Own Shares'
4.	Stock Exchange announcement dated 2 November 2018 entitled 'Transaction in Own Shares'
5.	Stock Exchange announcement dated 5 November 2018 entitled 'Transaction in Own Shares'
6.	Stock Exchange announcement dated 6 November 2018 entitled 'Transaction in Own Shares'
7.	Stock Exchange announcement dated 7 November 2018 entitled 'Transaction in Own Shares'
8.	Stock Exchange announcement dated 8 November 2018 entitled 'Transaction in Own Shares'
9.	Stock Exchange announcement dated 9 November 2018 entitled ‘Rio Tinto Limited off-market buy-back – Market Price'
10.	Stock Exchange announcement dated 9 November 2018 entitled 'Transaction in Own Shares'
11.	Stock Exchange announcement dated 12 November 2018 entitled 'Rio Tinto Limited successfully completes A$2,871 million off-market buy-back’
12.	Stock Exchange announcement dated 12 November 2018 entitled 'Rio Tinto Limited successfully completes A$2,871 million off-market buy-back’
13.	Media release dated 12 November 2018 entitled 'Rio Tinto completes lease and sale of wharf and land to LNG Canada’
14.	Stock Exchange announcement dated 12 November 2018 entitled 'UBS Australiasia conference – presentation’
15.	Stock Exchange announcement dated 12 November 2018 entitled 'Transaction in Own Shares'
16.	Stock Exchange announcement dated 13 November 2018 entitled ‘Transaction in Own Shares’
17.	Stock Exchange announcement dated 14 November 2018 entitled 'Transaction in Own Shares'
18.	Stock Exchange announcement dated 15 November 2018 entitled 'Transaction in Own Shares'
19.	Stock Exchange announcement dated 16 November 2018 entitled 'Transaction in Own Shares'
20.	Stock Exchange announcement dated 19 November 2018 entitled 'Notification of cancellation of shares’
21.	Stock Exchange announcement dated 19 November 2018 entitled ‘Transaction in Own Shares’
22.	Stock Exchange announcement dated 20 November 2018 entitled ‘Transaction in Own Shares’
23.	Stock Exchange announcement dated 21 November 2018 entitled ‘Transaction in Own Shares’
24.	Stock Exchange announcement dated 22 November 2018 entitled 'Transaction in Own Shares'
25.	Stock Exchange announcement dated 23 November 2018 entitled 'Transaction in Own Shares'
26.	Stock Exchange announcement dated 26 November 2018 entitled 'Rio Tinto agrees sale of its stake in Rossing Uranium Limited’
27.	Stock Exchange announcement dated 27 November 2018 entitled ‘Rio Tinto update on Simandou'
28.	Media release dated 28 November 2018 entitled 'Simon McKeon AO to join Rio Tinto board’
29.	Stock Exchange announcement dated 28 November 2018 entitled 'Transaction in Own Shares'
30.	Stock Exchange announcement dated 29 November 2018 entitled ‘Rio Tinto approves $2.6 billion investment in Koodaideri iron ore mine’
31.	Stock Exchange announcement dated 29 November 2018 entitled 'Transaction in Own Shares'
32.	Stock Exchange announcement dated 60 November 2018 entitled 'Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
33.	Stock Exchange announcement dated 30 November 2018 entitled 'Transaction in Own Shares'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	3 December 2018	Date	3 December 2018